UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER
SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION
OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
Commission File Number: 001-33756

Vanguard Natural Resources, Inc.
(Exact Name of Registrant as Specified in Charter)

5847 San Felipe, Suite 3000
Houston, Texas 77057
(832) 327-2255

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common units representing limited liability company interests (“Common Units”) of Vanguard Natural Resources, LLC (the “Predecessor”), the predecessor of Vanguard Natural Resources, Inc. (the “Company”)*
7.875% Series A Cumulative Redeemable Perpetual Preferred Units of the Predecessor (“Series A Preferred Units”)*
7.625% Series B Cumulative Redeemable Perpetual Preferred Units of the Predecessor (“Series B Preferred Units”)*
7.75% Series C Cumulative Redeemable Perpetual Preferred Units of the Predecessor (“Series C Preferred Units”)*
(Title of each class of securities covered by this Form)

Common stock, par value $0.001 per share, of the Company (“Common Stock”)
Warrants of the Company issued to holders of Common Units (“Common Unit Warrants”)
Warrants of the Company issued to holders of Preferred Units (“Preferred Unit Warrants”)
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

 Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)☒
Rule 12g-4(a)(2) ☐
Rule 12h-3(b)(1)(i) ☐
Rule 12h-3(b)(1)(ii) ☐
Rule 15d-6 ☐

Approximate number of holders of record as of the certification or notice date: None*

* On July 18, 2017, the Bankruptcy Court entered an order pursuant to the Bankruptcy Code, which approved and confirmed the Debtors’ Modified Second Amended Joint Plan of Reorganization Pursuant to Chapter 11 of the United States Bankruptcy Code (the “Plan”). On August 1, 2017 (the “Effective Date”), Old Vanguard transferred all of its assets to Vanguard Natural Resources, Inc. (the “Company”). The Debtors satisfied the conditions to effectiveness and emerged from their Chapter 11 Cases. On the Effective Date, the Company became the successor issuer to Old Vanguard for purposes of and pursuant to Rule 15d-5 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

In connection with the effectiveness of the Plan, among other things: (1) all previously issued and outstanding Common Units and Preferred Units were canceled and extinguished and (2) the Company commenced the issuances of its new Common Stock, Common Unit Warrants and Preferred Unit Warrants in accordance with the Plan. On August 9, 2017, the Company completed the issuances. As of that time, pursuant to Rule 12g-3(a) of the Exchange Act, the Common Unit Warrants were deemed to be registered under Section 12(g) of the Exchange Act. The Company remains subject to the informational requirements of the Exchange Act, and the rules and regulations promulgated thereunder, and in accordance therewith will continue to file reports and other information with the Securities and Exchange Commission.

This Form 15 is being filed for the purpose of terminating the registration of the Common Units and Preferred Units under Section 12(g).

Pursuant to the requirements of the Securities Exchange Act of 1934, Vanguard Natural Resources, LLC has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person

Dated: August 18, 2017	VANGUARD NATURAL RESOURCES, INC. as successor to Vanguard Natural Resources, LLC

	By:	/s/ Richard A. Robert
	Name:	Richard A. Robert
	Title:	Executive Vice President and Chief Financial Officer